APPLESEED COMPANIES

Private Equity for everyone. Join the "Digital Transition" revolution !!

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appleseed.io Orlando FL

Technology | Infrastructure | Software | Social Impact | Saas

OVERVIEW DETAILS UPDATES 35 WHAT PEOPLE SAY 121 ASK A QUESTION 49

Highlights

1. Our Chairman past president, worldwide operations, Walt Disney's parks and resorts, $10 Billion+ ARR
2. Our CEO earned 5 doctorate degrees and studied with cohorts at MIT and London School of Economics
3. Our Management Team holds 200+ years of experience leading several multi-million dollar firms
4. Founder started a media company, 110 TV Stations, Exited NASDAQ, Billion USD Digital Spectrum Value
5. Founding directors and officers built initial products with $0 outside funding
6. Digital Transformation, DeFi and Applied Blockchain will represent $39B+ market size by 2025
7. Officer has garnered 9,500+ subscriber list with no money spent on advertising

Our Team



Allen Weiss Chairman and Director

39-year career @Disney with last position as President, Worldwide Operations for Disney's $10 Billion+/95,000 employee Walt Disney Parks & Resorts. Serves on multiple boards; and crucial part of many mergers and acquisitions across industries.

At AppleSeed, we believe that digital transition & digital finance solutions are soon to upend the global marketplace. We're a unique team of business experts. Our goal is to acquire high-growth potential companies and provide them the value, direction, and expertise they need to grow. - Allen Weiss, Chairman and Director, AppleSeed Companies



Max W. Hooper CEO and Managing Director

EBC cofounder, media company, owned, operated over 100 tv stations across USA. Earned 5 doctorate degrees. Studied fintech @ MIT & cryptocurrency, business disruption @ London School of Economics. Completed over 100 marathons & 20 ultra-marathons.



A.J. Ripin Chief Strategy Officer & Treasurer

Intersection of innovation, capital growth, education, and entrepreneurship. Strategic Thinker, Runner, Author, Philanthropist, & Entrepreneur. Serves on multiple BODs. Int'l Public/Private Partnerships. Israel. Poland. China. Played with Santana.

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The Story of the AppleSeed Companies

AppleSeed Companies was established to create ***"Private Equity Investments for Everyone!"***

Private Equity investments are typically NOT available to smaller, non-institutional investors, such as Family Offices, Individuals, and Small Funds.

The AppleSeed Companies have unique Private Equity investments available through multiple platforms that allow investments for everyone - the democratization of Private Equity!

AppleSeed is exploring M&A, SPACS, Offerings, Digital Platforms, DeFi, specialized opportunities in Blockchain, Digital Healthcare, Tokenization, Services Offered in the "digital transition" era, and more!

Private Equity Investments for Everyone !

https://wefunder.com/appleseedcompanies/updates

Welcome to the Appleseed Companies – a company for the people. Our goal is to focus on businesses in Digital Transformation, Decentralized Finance, and Applied Blockchain Solutions. We have a unique team of experts who come from well-established backgrounds. Here at AppleSeed, our team is made up of deep thinkers who work diligently to help businesses reach their full potential.

APPLESEED

GLOBAL TECHNOLOGY FOR YOU

A Start-up Digital Transition Consultancy and Acquisition Organization.

At the AppleSeed Companies we:

- Believe that digital transformation, decentralized finance, and applied

blockchain solutions represent a long-term, global game changer and presents the opportunity for significant wealth creation across capital markets; and

- Help successful companies factor digital transition into short-and long-term strategic decisions; and
- Operate as aggregators of expertise, technology, and innovation; and
- Offer our clients world-class executives with c-suite expertise and market capabilities to provide solutions of unique combinations in capital formation strategies, products, and solutions.

Acquisition Strategy

We believe our team's combination of technology, entrepreneurial, investment, company acceleration, corporate and board experience, provide the Company a significant competitive advantage in achieving superior returns through the execution of our acquisition strategy. We have already acquired two companies and our plan is to acquire well-vetted technology and innovation companies with high-growth potential, strong management teams, a large addressable market, and unique or proprietary products or services. We plan to acquire 100% or at a minimum a controlling interest in the companies that we acquire in the future and we expect that our management team along with executives engaged by our management team to run our existing and new subsidiaries will actively operate the business of our company and our subsidiaries. Our Management team works alongside an ecosystem of deep thinkers, subject matter experts, and advisors to utilize independent due diligence, assessment, and expertise. We anticipate our portfolio investments will be diverse but complimentary to reduce concentrated industry risk. We expect to acquire companies, we believe, our leadership team, wholly-owned subsidiaries, and ecosystem can add value and accelerate performance. Our business plan is to acquire promising companies that:

- Expand our capacity to offer combinations of strategic services to lower and middle-tier companies; and/or
- Are ready for significant disruption through digital transformation, decentralized finance, and applied blockchain solution.

AppleSeed Companies is raising capital to position itself to accomplish its business plan in acquiring, building, and expanding innovative companies.

World-Class Executives Offering C-Suite Expertise and Market Solutions.

So, who is Appleseed Companies Inc.? We are a team made up of exceptionally talented individuals. Our original founders are Allen Weiss, Chairman and Director. Weiss has served on several prominent boards as a director and has been his critical role in many mergers and acquisitions aligning Fortune 100 industry experience with technology and innovation adoption.



Allen Weiss, the past president of worldwide operations at Walt Disney's parks

and resorts, complements the Company's Technology and Innovation Acquisition Strategies.

Next, there is Max W. Hooper, PhD, CEO and Managing Director. Hooper studied financial technology with cohorts at MIT, and cryptocurrency and business disruption with cohorts at the London School of Economics. David Metcalf, PhD, Director. Both Metcalf and Hooper have written several books on technology, including Applied Blockchain Solutions, Blockchain in Healthcare, and Voice Technology in Healthcare. Finally, John Lessel, General Counsel and Director. He and Hooper have worked together for over 40 years and dozens of projects. These projects include raising funds, acquisitions, and various other transactions. Aside from the founders, our leading team also includes A.J. Ripin, Chief Strategy Officer and Treasurer, our creative strategist who has led international delegations to Israel, Poland, China; and has established various public private partnerships.


INNOVATION
PARTNERSHIP
ENTERPRISE
FLORIDA.

Now that we have a better understanding of who makes up our team at AppleSeed Companies, how did these bright minds come together to create AppleSeed? To start, Max W. Hooper, PhD, is *"Our Kevin Bacon"* as A.J Ripin likes to say. Hooper is the link to all team members. Max W. Hooper, PhD and Allen Weiss have worked together in quite a few global and community center public-private partnerships over the past ten years. Aside from John Lessel, and Allen Weiss, Max W. Hooper, David Metcalf, and A.J. Ripin have worked together throughout the past five years. In addition, David and A.J. worked close to fifteen years together. Essentially, this team became one from past experiences and successes together.

Understanding the Route to Growth!

The idea turned into a business in quarter three (Q3) 2020 when our team completed their first two acquisitions: Appleseed Securities LLC; and Blockchain Consortium, Inc. Our new subsidiary, AppleSeed Securities LLC, is expected to become a broker dealer or acquire one that will operate in the areas consistent with our mission. Our new subsidiary, Blockchain Consortium Inc. is expected to offer unique combinations of strategic services to lower/middle tier companies in capital formation and decentralized finance. Each of these start-up operating subsidiaries are expected to generate professional services revenues and fees. At the time of this offering, Blockchain Consortium, Inc., has an active engagement with a related third party to provide its client Blockchain Education Course certification in partnership with a leading academic research university. AppleSeed Companies plans to assign strategic external advisors to help companies identify and pursue digital transformation opportunities focused in decentralized Finance and DLT Technology. Our focus is to leverage these relationships to create opportunities for our operating subsidiaries or clients to establish: Joint venture agreements, Capital formations, debt / equity financing, investment banking, and venture capital: Unique Combinations in Capital Formation Strategies, Products, and Solutions.

A time of Massive Digital Disruption across the Globe.

"Changing times create new opportunities and models for wealth creation while helping others –– 'doing well while doing good.'" --Max W. Hooper, PhD, CEO and Managing Director, AppleSeed Companies

We believe the production and consumption of information is staggering with 2.5 quintillion bytes of data produced by humans every day *(Source: Social Media Today). There are 18 zeroes in a quintillion.* Just FYI. That is with 90% of the world's data has been created in the last two years alone *(Source: IORG)*. This creation and consumption of data is being powered by **more than 4.5 billion active internet users around the world** *(Source: Statista)*! Imagine the numbers when the estimated remaining 40% of the globe gets online *(Source: IWS)*. **Our interpretation is the number or internet connected things *(IoT)* that is estimated to reach 50 billion by the end of this year *(Source: Cisco Systems)* is producing newfound capabilities in the use of Data *(Big Data)*.** Our Management Team believes this has produced a convergence in digital and connected technologies with big data, analytics and IT Infrastructure that is being driven by changing behaviors of consumers. **Our team believes this is driving digital transformation throughout organizations across the globe.** Digital is the main reason half of the companies on the Fortune 500 have disappeared since the year 2000 *(Source: Pierre Nanterme, CEO of Accenture)*. We believe this explains why there has been US$1.3 Trillion spent on Digital Transformation Technologies in 2018 *(Source: IDC)*. Our team actively monitors the BlockChain and Decentralized Finance (DeFi) utilization across the enterprise in global markets. We are encouraged by the forecasts that suggest that global blockchain technology revenues will experience massive growth in the coming years, with the market expected to climb to over 39 billion U.S. dollars in size by 2025 with the financial sector has been one of the quickest to invest in blockchain, with over 60 percent of the technology's market value concentrated in this field *(Source: Statista)*.

Come join us. Become an ULTRAPRENEUR!

Our Management Team believes digital transformation is radically changing how organizations leverage their customer networks; build sustainable platforms *(dynamic systems)* instead of only products; transform data into assets; innovate rapid experimentation; and adapt value propositions. We plan to work with businesses who have well established technology, innovation with high growth potential, strong management teams, a large addressable market, and unique products or services. Bottom line is, at Appleseed Companies, we help businesses and companies gain value and accelerate their performance levels.

We are Ultrapreneurs!

We find that Life and Business is like a series of intense, but rewarding, back to back marathons - the ultimate ultra-marathon. Ultrapreneurs rise, grind and sprint towards what is necessary to accomplish the mission.

In reaching our goals, we believe the *Journey is the Reward*! We invite you to participate in our adventure and grow with us.

Thank you for choosing us!

AppleSeed Companies, Inc


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